UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-36810

EURONAV NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

011-32-3-247-4411

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated March 10, 2023, announcing that independent proxy advisor, Glass Lewis & Co., has recommended that the Company’s shareholders vote in line with the Euronav Supervisory Board’s recommendations at the special general meeting on March 23, 2023.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release of Euronav NV, dated March 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV

By:	/s/ Lieve Logghe
Name:	Lieve Logghe
Title:	Chief Financial Officer

Date: March 13, 2023